UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

/ x / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number: 333-39249

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pioneer Natural Resources Company
5205 North O'Connor Blvd., Suite 200
Irving, Texas 75039

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2012 and 2011 and for the year ended December 31, 2012

With Report of Independent Registered Public Accounting Firm

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Participants and the Plan Administrator of
Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan:
We have audited the accompanying statements of net assets available for benefits of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Fort Worth, Texas
June 24, 2013

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011

Investments at fair value	$345,147,181	$277,980,295
Notes receivable from participants	10,600,968	8,604,094
Contributions receivable	125,215	334,480
Total assets	355,873,364	286,918,869
Accrued administrative expenses	(17,732)	(40,576)
Net assets reflecting all investments at fair value	355,855,632	286,878,293
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common/collective trust	(1,102,743)	(731,869)
Net assets available for benefits	$354,752,889	$286,146,424

See accompanying notes to financial statements.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2012

Additions to net assets available for benefits:

Net appreciation in fair value of investments	$27,363,088
Employer contributions	26,045,363
Participants' contributions	20,877,657
Interest and dividend income	9,269,079
Rollovers	5,047,457
Other additions	9,217
Total additions	88,611,861

Deductions from net assets available for benefits:

Distributions to participants	19,813,565
Administrative expenses	191,831
Total deductions	20,005,396
Net increase in net assets available for benefits	68,606,465
Net assets available for benefits, beginning of year	286,146,424
Net assets available for benefits, end of year	$354,752,889

See accompanying notes to financial statements.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

Note 1.    Description of Plan
The following description of the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan (the "Plan") provides only general information. A more complete description of the Plan is accessible to each participant and beneficiary through the Plan's website maintained for the Plan at www.vanguard.com. Access to the website is only available to each participant and beneficiary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
General
The Plan is a defined contribution plan established on January 1, 1990 under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan was established for the benefit of the employees of Pioneer Natural Resources USA, Inc., a wholly-owned subsidiary of Pioneer Natural Resources Company (the "Company"), and any affiliate of Pioneer Natural Resources USA, Inc. that has adopted the Plan pursuant to the terms of the Plan (collectively referred to as the "Employer"). All regular full-time and part-time employees of the Employer are eligible to participate in the Plan on the first payroll date following their date of hire. A temporary employee is eligible to participate in the Plan upon the earlier of (1) the first day of the Plan year after the employee completes one year of eligibility service (which is the period of twelve consecutive months commencing on the employee's employment date or any Plan year commencing after the employee's employment date, during which the employee completes at least 1,000 hours of service) or (2) the date that is six months after the employee completes one year of eligibility service, unless the employee has separated from service before that time. The Plan's assets are held in a trust and certain administrative functions are performed by Vanguard Fiduciary Trust Company, the trustee of the Plan (the "Trustee"). The Plan is administered by the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee (the "Plan Administrator").
Contributions
Participants may elect to contribute to the Plan an amount up to 80 percent of their pre-tax basic compensation per pay period or the applicable legal limit per the Code. Additionally, participants may elect to make after-tax contributions to the Plan. Participants may also make Roth contributions to the Plan, which allow a participant to pay federal income taxes on a portion of their contributions to the Plan and take related distributions from the Plan free of federal income tax. A participant's combined pre-tax, Roth contributions and after-tax contributions to the Plan cannot exceed 80 percent of the participant's basic compensation per pay period or the applicable legal limit. Certain participants may make catch-up contributions to the Plan in accordance with Section 414(v) of the Code. Pre-tax, Roth, after-tax and catch-up contributions are hereinafter referred to as "Participant Contributions."
In general, matching contributions are made in cash by the Employer on behalf of a participant in an amount equal to 200 percent of the pre-tax contributions made by the participant that do not exceed five percent of the participant's annual basic compensation (as defined in the Plan) (the "Matching Contributions"), except for certain union employees of the Company. With regard to these employees, the Plan was amended on April 2, 2012, to provide the following:

•
members of the Glass, Molders, Pottery, Plastics & Allied Workers' International Union - Local Union Number 137 (the "Orange County Union") receive a matching contribution equal to 100 percent of the first four percent and 50 percent of the next two percent of pre-tax contributions and pre-tax contributions designated as Roth contributions made by the Employer, not to exceed five percent of the participant's basic compensation; and

•
members of the Glass, Molders, Pottery, Plastics & Allied Workers' International Union - Local Union Number 191 and Local Union Number 164 (the "Glass Rock/Millwork Union") receive a matching contribution equal to 50 percent of the first six percent of pre-tax contributions and pre-tax contributions designated as Roth contributions made by the Employer, not to exceed three percent of the participant's basic compensation.

On February 1, 2012, the Plan was also amended to provide for the automatic enrollment of certain employees. The automatic enrollment applies to employees who (1) become eligible for participation in the Plan on February 1, 2012 or later, (2) were previously eligible for participation in the Plan but never filed an affirmative election not to participate and (3) are not members of certain unions. These employees will be automatically enrolled in the Plan at a contribution rate of three percent of the employee's pre-tax basic compensation unless the employee opts out of participation or makes an alternative election within 30 days of the date the employee is eligible. Additionally, the contribution rate for an employee who has been automatically enrolled in the Plan will increase by a designated percentage point each Plan year up to a maximum deferral rate of five percent. All contributions are subject to certain limitations of the Code.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

Participant Accounts and Investment Options
Participants' accounts are credited with their Participant Contributions and Matching Contributions. In accordance with Section 404(c) of ERISA and the Plan's Investment Policy Statement, participants exercise individual control over their accounts and are provided a broad range of investment funds in which they may choose to invest their Participant Contributions and Matching Contributions. Earnings and losses attributable to the participants' chosen investments are allocated to the participants' accounts, along with any investment fees charged by the funds. The benefit to which a participant is entitled is the benefit that can be realized from the participant's vested account.
See Note 3 for additional information regarding investment risks and uncertainties.
Vesting
Participants are immediately vested in their Participant Contributions and any earnings thereon. Participants who are not members of a union vest in twenty-five percent of their Matching Contributions and earnings thereon for each full year of completed service to the Company over a four-year period that begins with the participant's date of hire. The April 2, 2012 amendment to the Plan also provided that participants who are members of the Orange County Union or the Glass Rock/Millwork Union vest in 33 percent of their Matching Contribution and earnings thereon for service completed in years one and three and 34 percent of their Matching Contribution in year two of the period that begins with the participant's date of hire. Participants' account balances that were merged into the Plan from predecessor plans are fully vested.
Payments of Benefits
A participant may receive a distribution of the vested amount credited to the participant's accounts under the Plan upon one of the following events:

•	retirement (which means separation from employment on or after the participant's 65th birthday),

•	permanent disability,

•	death, or

•	other separation from employment.
Vested balances > $5,000. If the total value of the vested portion of a participant's accounts (other than rollover amounts) exceeds $5,000, unless otherwise elected, payments will begin no later than 60 days after the end of the Plan year in which the participant becomes entitled to a distribution. In addition, the law requires that distributions must begin no later than April 1 of the calendar year following the calendar year in which a participant reaches age 70½ or, if later, when the participant retires. Distributions of the vested portion of the account of a terminated, retired or disabled participant can be in the form of a single distribution or monthly, quarterly or annual installment distributions over a period of two or more years, but no longer than one of the following periods (as selected by the participant): (i) the participant's life, (ii) the lives of the participant and his or her designated beneficiary, (iii) a period not extending beyond the participant's life expectancy, or (iv) a period not extending beyond the joint life and last survivor expectancy of the participant and his or her designated beneficiary. Upon the termination of employment, retirement or disability of a participant, such participant's vested account balances attributable to predecessor plans shall be distributed in the form of a joint and survivor annuity unless the participant directs the Plan Administrator to distribute the benefits in the form of a single distribution or installment distributions.
Vested balances ≤ $5,000. If the total value of the vested portion of the participant's accounts is $5,000 or less but more than $1,000 (not including amounts in the participant's rollover account, if any) the treatment of distributions will depend on how the participant separated from service. If the participant separates from service as a result of the participant's retirement, permanent disability, death or transfer to an affiliate of the Employer, the vested portion will be distributed to the participant in a single distribution. If the participant separates from service for any reason other than the participant's retirement, permanent disability, death or transfer to an affiliate of the Employer; and the distribution is an eligible rollover distribution, the Plan will automatically pay the distribution in a direct rollover to an individual retirement account designated by the Plan Administrator unless the participant elects to have it paid directly to the participant in a single distribution or rolled over to another eligible retirement plan. If the total value of the vested portion of the participant's accounts is $1,000 or less, payment will be made in a single distribution as soon as administratively possible.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

In either case, vested amounts that are invested in the Pioneer Natural Resources Stock Fund may, at the election of the participant, be distributed in the form of the Company's common stock with cash distributed in lieu of fractional shares of stock. Under the Plan, a participant's beneficiary will receive the participant's account balances in the event of the participant's death.
In-Service Withdrawals
A current employee of the Employer may withdraw (i) all or a portion of the participant's account balances derived from after-tax Participant Contributions or rollover contributions; (ii) pre-tax Participant Contributions (excluding earnings and qualified non-elective contributions allocated to the participant's pre-tax Participant Contributions accounts) under certain hardship conditions specified in the Plan document; or (iii), if the participant has attained the age of 59-1/2, all or a portion of the participant's account balances (excluding certain accounts containing Employer Matching Contributions). In addition, certain withdrawals may be made by (i) a participant who is a reservist or national guardsman called to active duty for a period in excess of 179 days or for an indefinite period of time after September 11, 2001 and (ii) a participant who is performing qualified military service for more than 30 days and who is receiving differential wage payments from the Employer.
Participant Loans
Participants may borrow from their accounts a maximum of the lesser of (i) $50,000 (reduced by the excess, if any, of the highest total outstanding balance of all other Plan loans to the participant during the one-year period ending on the day before the date a new loan is made, over the outstanding balance of those other loans on the date the new loan is made) or (ii) 50 percent of their accounts' vested balances. The loans are secured by the balance in the participants' accounts. Participants' loans bear interest at an annual rate equal to the prime borrowing rate at the inception of the loan plus one percent. When the loan is repaid, both principal and interest are deposited into the participant's account. Loan principal and interest are paid ratably through payroll deductions over a period not to exceed five years unless the loan is for the purpose of acquiring the principal residence of the participant, which is not to exceed a period of 25 years. A participant may not have more than two participant loans outstanding at any time, one of which may be a principal residence loan. Loans to participants are valued at their unpaid principal balance plus any accrued but unpaid interest.
Forfeitures
Upon termination of employment, the unvested portion of a participant's account is forfeited to the Plan. Forfeitures are used to restore previously forfeited amounts to participants upon rehire as required by the Plan, pay for administrative expenses incurred by the Plan, or reduce subsequent Matching Contributions made to the Plan by the Employer.
Plan Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan, subject to the provisions of ERISA, to discontinue its Matching Contributions at any time or to terminate the Plan. In the event of the Plan's termination or the complete discontinuance of any Matching Contributions to the Plan, participants will immediately become fully vested in their accounts.
Note 2.    Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America ("GAAP").
Distributions of Benefits
Distributions of benefits to participants are recorded when paid.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

Investment Valuation
The Plan's investments are stated at fair value in the accompanying Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011, as reported by the Trustee. See Note 4 for additional information about fair value.
Security Transactions and Investment Income
Security transactions are accounted for on a trade-date basis. Expenses incurred with transactions, if any, are added to the purchase price or deducted from the selling price at the time of the transactions. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Net appreciation in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of the accompanying financial statements in conformity with GAAP requires the Plan's management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Note 3.    Investments
The Trustee holds the Plan's investments and executes all investment transactions.
The fair values of individual investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011

Vanguard PRIMECAP Fund	$37,531,942	$34,118,067
Vanguard 500 Index Fund	$30,106,969	$26,035,582
Pioneer Natural Resources Stock Fund	$29,687,636	$27,108,444
Vanguard Retirement Savings Trust V ("VRSTV")*	$21,909,217	$15,790,904
Vanguard Windsor II Fund	$20,962,676	$18,832,982
Vanguard Prime Money Market Fund	**	$16,807,125
* The contract value of the Plan's investments in the VRSTV was $20,806,474 and $15,059,035 at December 31, 2012 and 2011, respectively.
**Investment less than 5 percent of the Plan's net assets in the period indicated.
During the year ended December 31, 2012, the fair value of the Plan's investments (including investments purchased, sold and held) appreciated as follows:

Registered investment company funds	$20,753,945
Pioneer Natural Resources Stock Fund	5,497,182
Common/collective trusts	1,111,961

Net appreciation in fair value of investments	$27,363,088
The investment funds in which participants are allowed to invest their accounts under the Plan are subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, interest rate risk, credit risk, political risk, general business risks and overall market volatility risk. The investment funds have individual risk profiles that cause them to respond differently to changes in the risks and uncertainties described above. Due to the level of risk

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

associated with the investment funds, it is reasonably possible that changes in the fair values of the investment funds may have occurred since December 31, 2012, or may occur during the near term, and that such changes could cause participants' account balances, and thus the benefits to which participants are entitled under the Plan, to differ materially from those reported as of December 31, 2012 and 2011.
Note 4.    Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are characterized according to a hierarchy that prioritizes those inputs based on the degree to which they are observable. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company’s own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. The three input levels of the fair value hierarchy are as follows:

•	Level 1 – quoted prices for identical assets or liabilities in active markets.

•
Level 2 – quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g. interest rates); and inputs derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 – unobservable inputs for the asset or liability.
The fair value input hierarchy level to which an asset or liability measurement in its entirety falls is determined based on the lowest level input that is significant to the measurement in its entirety.
The following table presents the Plan's financial assets that are measured at fair value on a recurring basis as of December 31, 2012 and 2011, for each of the fair value hierarchy levels:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2012

Assets:
Registered investment company funds:
Domestic stock funds	$116,815,085	$—	$—	$116,815,085
Balanced funds	76,049,702	—	—	76,049,702
Bond funds	49,200,949	—	—	49,200,949
International stock funds	23,747,985	—	—	23,747,985
Money market fund	16,213,732	—	—	16,213,732
Real estate fund	1,798,118	—	—	1,798,118
Common/collective trusts:
VRSTV (a)	—	21,909,217	—	21,909,217
Sarofim Equity Fund ("Sarofim") (b)	—	9,724,757	—	9,724,757
Pioneer Natural Resources Stock Fund	29,687,636	—	—	29,687,636
	$313,513,207	$31,633,974	$—	$345,147,181

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2011

Assets:
Registered investment company funds:
Domestic stock funds	$100,695,672	$—	$—	$100,695,672
Balanced funds	46,917,325	—	—	46,917,325
Bond funds	40,181,858	—	—	40,181,858
International stock funds	18,605,905	—	—	18,605,905
Money market fund	16,807,125	—	—	16,807,125
Real estate fund	1,109,544	—	—	1,109,544
Common/collective trusts:
VRSTV (a)	—	15,790,904	—	15,790,904
Sarofim (b)	—	10,763,518	—	10,763,518
Pioneer Natural Resources Stock Fund	27,108,444	—	—	27,108,444
	$251,425,873	$26,554,422	$—	$277,980,295

__________

(a)
The Plan may redeem the value of any or all units by submitting a written request on any business day if the withdrawal is solely for the purposes of funding an authorized distribution, withdrawal or loan payment to an employee or beneficiary. In order for the Plan to redeem all of its units from VRSTV, the Plan must submit a written request twelve months prior to the desired withdrawal date. The value of the units the Plan receives may be decreased by the amount of loss the VRSTV might incur due to cancellation of any investment contract or fixed principal investment owned by VRSTV. These investments are designed to deliver safety and stability by preserving principal and accumulated earnings.

(b)
The Plan may redeem the value of any or all units by submitting a written request on any business day. Once the written request is approved, the Plan will receive the proceeds within four business days. These investments are designed to invest in a diversified group of large, high-quality, multinational company stocks with favorable growth prospects and high incremental returns on investment.

Registered investment company funds: The Plan's investments in registered investment company funds are valued using published market prices which represent the net asset value of shares or units held by the Plan as of December 31. As of December 31, 2012 and 2011, all significant inputs to these asset exchange values represented Level 1 independent active exchange market price inputs.
Common/collective trusts: Investments in the common/collective trusts are valued at net asset value based upon the fair values of the underlying net assets of the trusts, as determined by the issuer. VRSTV invests in fully benefit-responsive investment contracts including traditional contracts, wrapper contracts re-bid to determine the replacement cost, and underlying bond instruments valued by the Trustee. VRSTV is recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011 to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. As of December 31, 2012 and 2011, all significant inputs to these values represented Level 2 independent prices in markets that are not active.
Pioneer Natural Resources stock fund: Investments in the Company's common stock are valued at the last reported sales price on December 31, 2012 and 2011 on the exchange on which it is traded. As of December 31, 2012 and 2011, all significant inputs to these asset exchange values represented Level 1 independent active exchange market price inputs.
Note 5.    Administrative Expenses
The Employer may pay certain expenses incurred in the administration of the Plan, including expenses and fees of the Trustee, but is not obligated to do so. Any Plan expenses not paid by the Employer are paid from the Plan's forfeiture account or from Plan assets. Administrative expenses incurred by the Plan were $191,831 for activity related to the year ended December 31, 2012, of which $89,436 were paid from the Plan's forfeiture account, $87,707 were paid from Plan

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

assets of the participants and $14,688, representing participant loan transaction fees, were paid from Plan assets of the borrower. Plan administrative expenses paid by the Employer were $39,627 for activity related to the year ended December 31, 2012.
Plan assets in the Plan's forfeiture account qualifying to be used to defray Plan administrative expenses or to reduce the amount of Matching Contributions totaled $412,819 and $287,872 as of December 31, 2012 and 2011, respectively.

Note 6.    Tax Status of the Plan
The Plan received a determination letter from the Internal Revenue Service ("IRS") dated February 24, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code as any areas of noncompliance have been corrected in a timely manner; therefore, the Plan Administrator believes the Plan is qualified and the related trust is tax-exempt.
The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.
Note 7.    Related Party Transactions
Plan investments are in shares or units of registered investment company funds and common/collective trusts that are managed by the Trustee or for which the Trustee provides services. The Plan also invests in the common stock of the Company. Transactions in these funds and the Pioneer Natural Resources Stock Fund qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules under ERISA.
Note 8.    Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the accompanying financial statements to Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the accompanying financial statements	$354,752,889	$286,146,424
Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts	1,102,743	731,869
Net assets available for benefits per Form 5500	$355,855,632	$286,878,293

The following is a reconciliation of net increase in net assets available for benefits per the accompanying financial statements to net income per Form 5500:

Year Ended
December 31, 2012
Net increase in net assets available for benefits per the accompanying financial statements	$68,606,465
Adjustment from fair value to contract value for certain fully benefit responsive investment contracts, at December 31, 2012	1,102,743
Adjustment from fair value to contract value for certain fully benefit responsive investment contracts, at December 31, 2011	(731,869)
Net income per Form 5500	$68,977,339
The accompanying financial statements present fully benefit-responsive contracts at contract value. Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

Note 9.    Subsequent Events
On February 19, 2013 assets from the Sentinel Small Company Fund Class A were transferred to the Eagle Small Cap Growth Fund Class R-5. Both funds focus on growth of capital and invest at least 80 percent of net assets in small-capitalization companies. Plan participants were notified of this change in December 2012.

In February 2013, the Company sold its subsidiary in Orange County, California; as a result, the Orange County Union and nonunion members (representing approximately fifty employees) ceased to be eligible to participate in the Plan.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Schedule H; Line 4i - Schedule of Assets (Held At End Of Year)
EIN: 75-2516853

Plan Number: 001

As of December 31, 2012

		(c)
	(b)	Description of investment including	(e)
	Identity of issuer, borrower,	maturity date, rate of interest, collateral,	Current
(a)	lessor, or similar party	par or maturity value	Value
*	Vanguard Fiduciary Trust Company	Vanguard PRIMECAP Fund – 540,106 shares	$37,531,942
*	Vanguard Fiduciary Trust Company	Vanguard 500 Index Fund – 229,177 shares	30,106,969
*	Pioneer Natural Resources Company	Pioneer Natural Resources Stock Fund – 779,817 units	29,687,636
*	Vanguard Fiduciary Trust Company	Vanguard Retirement Savings Trust V - 20,806,474 shares	21,909,217
*	Vanguard Fiduciary Trust Company	Vanguard Windsor II Fund – 713,502 shares	20,962,676
*	Vanguard Fiduciary Trust Company	Vanguard Total Bond Market Index Fund – 1,560,475 share	17,305,672
*	Vanguard Fiduciary Trust Company	Vanguard Prime Money Market Fund – 16,213,732 shares	16,213,732
*	Vanguard Fiduciary Trust Company	Vanguard Intermediate-Term Treasury Fund – 1,083,482 shares	12,676,742
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2025 Fund – 792,641 shares	10,771,988
*	Vanguard Fiduciary Trust Company	Vanguard Wellington Fund – 317,447 shares	10,742,421
*	Vanguard Fiduciary Trust Company	Vanguard Total International Stock Index Fund – 711,741 shares	10,661,877
*	Loans to participants	Interest rates range from 4.25% to 8.75% with various maturities	10,600,968
	Fayez Sarofim & Co.	Sarofim Equity Fund – 121,453 shares	9,724,757
*	Vanguard Fiduciary Trust Company	Vanguard Total Stock Market Index Fund – 265,996 shares	9,480,085
	American Funds	American Funds Euro Pacific Growth Fund – 229,026 shares	9,270,964
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2020 Fund – 360,328 shares	8,586,607
*	Vanguard Fiduciary Trust Company	Vanguard Inflation-Protected Securities Fund – 590,322 shares	8,577,377
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2035 Fund – 574,188 shares	8,090,303
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2015 Fund – 563,278 shares	7,536,662
	Sentinel Group Funds, Inc.	Sentinel Small Company Fund – 1,109,574 shares	7,123,463
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2045 Fund – 469,648 shares	6,833,377
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2030 Fund – 289,928 shares	6,778,521
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2040 Fund – 263,255 shares	6,102,253
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2050 Fund – 189,094 shares	4,366,179
	Franklin Templeton Investments	Templeton Global Bond Fund – 298,347 shares	3,991,889
	PIMCO	PIMCO Total Return Fund - 312,738 shares	3,515,171
*	Vanguard Fiduciary Trust Company	Vanguard Extended Market Index Fund – 70,841 shares	3,249,494

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Schedule H; Line 4i - Schedule of Assets (Held At End Of Year)
EIN: 75-2516853

Plan Number: 001

As of December 31, 2012

	Loomis Sayles	Loomis Sayles Bond Fund – 207,282 shares	3,134,098
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement Income Fund – 242,862 shares	2,960,490
	OppenheimerFunds Inc.	Oppenheimer Developing Markets Fund – 78,378 shares	2,733,811
	T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund – 47,566 shares	2,686,078
	JP Morgan	JP Morgan Small Cap Equity Fund – 58,998 shares	2,263,159
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2010 Fund – 91,931 shares	2,218,291
	Invesco	Invesco Real Estate Fund Institutional Class – 73,663 shares	1,798,118
	Prudential Jennison	Prudential Jennison Natural Resources Fund – 26,818 shares	1,209,229
	Columbia Acorn Funds	Columbia Acorn International Fund - 26,477 shares	1,081,333
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2055 Fund – 42,272 shares	1,048,341
	Artisan Funds	Artisan Mid Cap Value Fund – 49,386 shares	1,026,732
	Royce	Royce Premier Fund – 48,776 shares	921,376
	Royce	Royce Total Return Fund – 18,737 shares	253,882
	Contributions receivable		125,215
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2060 Fund – 654 shares	14,269
			$355,873,364

__________

*	Party-in-interest

Note: Column (d) is not applicable since all investments are participant directed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PIONEER NATURAL RESOURCES USA, INC.
401(k) AND MATCHING PLAN

Date: June 24, 2013	By:	/s/ Richard P. Dealy
Richard P. Dealy
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 24, 2013	By:	/s/ Teresa A. Fairbrook
Teresa A. Fairbrook
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 24, 2013	By:	/s/ Mark H. Kleinman
Mark H. Kleinman
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 24, 2013	By:	/s/ W. Paul McDonald
W. Paul McDonald
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 24, 2013	By:	/s/ Chris M. Paulsen
Chris M. Paulsen
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 24, 2013	By:	/s/ Larry N. Paulsen
Larry N. Paulsen
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 24, 2013	By:	/s/ Kerry D. Scott
Kerry D. Scott
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 24, 2013	By:	/s/ Susan A. Spratlen
Susan A. Spratlen
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

INDEX TO EXHIBITS

Exhibit Number	Description	Page

23.1 (a)	Consent of Independent Registered Public Accounting Firm	20

_____________
(a) Filed herewith.